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                                EXHIBIT 4.37

                                [RTFC LOGO]
                                   RTFC
                    RURAL TELEPHONE FINANCE COOPERATIVE
            2201 Cooperative Way  Herndon, Virginia 20171-3025
                               703-709-6700



March 17, 1997

Mr. Thomas W. Hertz
Chief Executive Officer
Dakota Cooperative Telecommunications, Inc.
P.O. Box 66
Irene, South Dakota 57037

Dear Tom:

Re: Long-Term Loan Application #SD 515-A-01 & SD 515-A-02

I am pleased to advise you that the staff of Rural Telephone Finance Cooperative ("RTFC") has completed its preliminary analysis of the loan application for Dakota Cooperative Telecommunications, Inc. (the "Company") and is prepared to proceed with a recommendation for approval by RTFC of your request. Some of the specifics of our recommendation are as follows:

     LOAN AMOUNT:     A-01: $14,736,842 (including 5% SCC)
                      A-02: $13,684,210 (including 5% SCC)

     PURPOSE: A-01: To finance the Company's network construction project including the installation of fiber optic cable and the purchase of new switching equipment.

                      A-02: To refinance existing RUS long-term debt.

     INTEREST RATE:   RTFC's fixed or variable rate as selected at the time
                      of the initial advance.

     TERM:            Each long-term loan will have a 15 year maturity.

     AMORTIZATION:    Either level debt service or level principal plus
                      interest to be determined by the borrower at the time of the advance. Principal and interest payments will be due quarterly.

     SECURITY:        The term loans will be cross-collateralized by a first
                      mortgage lien on the assets and revenue of Dakota
                      Cooperative Telecommunications and a pledge of stock of each of the Company's subsidiaries. Should the Company

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Mr. Thomas W. Hertz
Dakota Cooperative Telecommunications
Page 2

                      elect to keep the RUS debt in place, the construction loan (A-01) will be secured by a shared first lien on all the assets and revenue of the Company and a pledge of the stock of each of the Company's subsidiaries.

     COVENANTS:       a)  The Company will be required on a consolidated basis
                          to maintain a minimum average TIER of 1.50 and an annual DSC of 1.25.

                      b) The Company will also be subject to RTFC's standard condition for equity equal to at least 40% of total assets for distributions and dividends and to incur additional indebtedness, without RTFC's prior consent. The Company may pay dividends and other cash distributions without RTFC's prior written consent provided that i) the Company meet the 40% minimum net worth test subsequent to the distribution and ii) that dividends and distributions not exceed 25% of the prior year's cash margin, defined as consolidated net income plus depreciation, amortization and any other non-cash charges, less any non-cash credits and principal on long-term debt.

     EQUITY
       REQUIREMENT:   The Company will be required to purchase subordinated
                      capital certificates ("SCC") equal to 5% of the loan amount borrowed. The SCC will be amortized annually to maintain a 5% certificate-to-outstanding ratio.
                      There is no amortization of the SCC until the loan principal has been fully drawn down and the full SCC has been purchased.

                      The Company may purchase the SCC by either paying from the company's general funds in twenty equal quarterly installments, or by including the SCC in the loan amount with each advance of funds.

     PATRONAGE
        CAPITAL: Borrower will receive a share of lender's net margins in the form of patronage capital refunds. Seventy percent (70%) of patronage capital allocation is currently being retired in cash subsequent to the end of the year in which it is allocated. The balance of the allocation is currently being retired on RTFC's Board-approved rotation cycle of 15 years.


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Mr. Thomas W. Hertz
Dakota Cooperative Telecommunications
Page 3

     CONDITIONS
       OF CLOSING:    Included but not limited to:

                      (a) RTFC's satisfactory review of the following submissions:

                           (1) Articles of Incorporation and Bylaws of the Company.
                           (2) The most recent monthly financial statements for the Company.
                           (3) Description of any real property owned by the Company.
                           (4) The Company's S-4 registration and proposed reorganization.


                      (b) Company providing RTFC, in a form satisfactory to RTFC, the following:

                           (1) An executed Loan Agreement and Promissory Note evidencing the specific terms of the Loan together with terms of repayment thereof;
                           (2) Executed collateral documentation deemed necessary by Lender;
                           (3)  Opinion(s) of counsel; and
                           (4)  Evidence of any necessary regulatory
                                approvals.


                      (c) No material adverse change or misrepresentation shall have occurred or have been made by or on behalf of Borrower to Lender with respect to the Borrower's business, financial condition or the financing transaction contemplated herein.

     ASSIGNMENT:      This commitment cannot be assigned.

     GOVERNING LAW:   This commitment and the Loan to be evidenced thereby
                      will be governed by the laws of the Commonwealth of Virginia.

If your loan application is ultimately approved, the specific terms and conditions will be set forth in the loan and security documents which we will prepare at no cost to borrower.


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Mr. Thomas W. Hertz
Dakota Cooperative Telecommunications
Page 4

If you agree to the terms as set forth above, please so indicate by signing in the space provided below and returning a copy of this letter with an original signature to RTFC along with the commitment fee, equal to 20 basis points of the loan amount, of either $56,842 for both the refinance and construction loans or $29,474 for just the construction loan. RTFC reserves the right to modify or retract this conditional commitment based on our review of the requested submissions. In the event a loan is not approved or the modified terms of the financing are unacceptable, the commitment fee will be refunded in full. The commitment fee will also be refunded when RTFC loan funds are advanced for the purpose contemplated herein. Under all other circumstances the commitment fee will be retained by RTFC.

Please sign and return the original of this letter along with your commitment fee. Further processing of the loan requires receipt by us of the fee. We may stop our loan review process if the fee is not received within one month of the date of this letter. If you have any questions, please contact me at either (800) 346-7095 or directly at (703) 709-6793.

Sincerely,


/s/ Kenneth A. Fried
Kenneth A. Fried
Associate Vice President
  And Account Manager

AGREED TO AND ACCEPTED:

DAKOTA COOPERATIVE TELECOMMUNICATIONS


By:  /s/ Thomas W. Hertz
     Thomas W. Hertz
     Chief Executive Officer

Date:     3/25/97